UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                Merix Corporation
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    590049102
                                 (CUSIP Number)

                                December 31, 2008
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 8 Pages

CUSIP No. 590049102                 13G             Page 2 of 8 Pages

-------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS

          Highbridge International LLC
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                                (a) [X]
                                                                (b) [ ]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands, British West Indies
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $17,637,000 aggregate principal amount of 4% Convertible
                    Senior Subordinated Notes due May 15, 2013, convertible into
                    1,161,093 shares of Common Stock

                    239,092 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $17,637,000 aggregate principal amount of 4% Convertible
                    Senior Subordinated Notes due May 15, 2013, convertible into
                    1,161,093 shares of Common Stock

                    239,092 shares of Common Stock
-------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $17,637,000 aggregate principal amount of 4% Convertible Senior Subordinated Notes due May 15, 2013, convertible into 1,161,093 shares of Common Stock

          239,092 shares of Common Stock
-------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                            [ ]
-------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          6.25%
-------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
-------------------------------------------------------------------------------

CUSIP No. 590049102                 13G             Page 3 of 8 Pages


-------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS

          Highbridge Capital Management, LLC
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY
-------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $17,637,000 aggregate principal amount of 4% Convertible
                    Senior Subordinated Notes due May 15, 2013, convertible into
                    1,161,093 shares of Common Stock

                    239,092 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $17,637,000 aggregate principal amount of 4% Convertible
                    Senior Subordinated Notes due May 15, 2013, convertible into
                    1,161,093 shares of Common Stock

                    239,092 shares of Common Stock
-------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $17,637,000 aggregate principal amount of 4% Convertible Senior Subordinated Notes due May 15, 2013, convertible into 1,161,093 shares of Common Stock

          239,092 shares of Common Stock
-------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                            [ ]
-------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          6.25%
-------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
-------------------------------------------------------------------------------

CUSIP No. 590049102                 13G             Page 4 of 8 Pages


-------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS

          Glenn Dubin
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY
-------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $17,637,000 aggregate principal amount of 4% Convertible
                    Senior Subordinated Notes due May 15, 2013, convertible into
                    1,161,093 shares of Common Stock

                    239,092 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $17,637,000 aggregate principal amount of 4% Convertible
                    Senior Subordinated Notes due May 15, 2013, convertible into
                    1,161,093 shares of Common Stock

                    239,092 shares of Common Stock
-------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $17,637,000 aggregate principal amount of 4% Convertible Senior Subordinated Notes due May 15, 2013, convertible into 1,161,093 shares of Common Stock

          239,092 shares of Common Stock
-------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                            [ ]
-------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          6.25%
-------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
-------------------------------------------------------------------------------

CUSIP No. 590049102                 13G             Page 5 of 8 Pages

-------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS

          Henry Swieca
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY
-------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $17,637,000 aggregate principal amount of 4% Convertible
                    Senior Subordinated Notes due May 15, 2013, convertible into
                    1,161,093 shares of Common Stock

                    239,092 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $17,637,000 aggregate principal amount of 4% Convertible
                    Senior Subordinated Notes due May 15, 2013, convertible into
                    1,161,093 shares of Common Stock

                    239,092 shares of Common Stock
-------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $17,637,000 aggregate principal amount of 4% Convertible Senior Subordinated Notes due May 15, 2013, convertible into 1,161,093 shares of Common Stock

          239,092 shares of Common Stock
-------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          6.25%
-------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
-------------------------------------------------------------------------------

CUSIP No. 590049102                 13G             Page 6 of 8 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on May 16, 2008 (the "Original Schedule 13G" and the Original Schedule 13G as amended, the "Schedule 13G") with respect to shares of common stock, no par value (the "Common Stock") of Merix Corporation, an Oregon corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.


Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a)     Amount beneficially owned:

         As of the date of this filing, (i) Highbridge International LLC beneficially owns $17,637,000 aggregate principal amount of 4% Convertible Senior Subordinated Notes due May 15, 2013 (the "Notes"), convertible into 1,161,093 shares of Common Stock (not counting any accrued and unpaid interest on the Notes) and 239,092 shares of Common Stock and (ii) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed the beneficial owner of the $17,637,000 aggregate principal amount of Notes, convertible into 1,161,093 shares of Common Stock (not counting any accrued and unpaid interest on the Notes) and 239,092 shares of Common Stock beneficially owned by Highbridge International LLC.

            Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of shares of Common Stock held by Highbridge International LLC.

            (b)     Percent of class:

                  The Company's Quarterly Report for the quarterly period ended November 29, 2008 filed on Form 10-Q on January 8, 2009, indicates that as of January 5, 2009, there were 21,237,189 shares of Common Stock outstanding. Therefore, based on the Company's outstanding shares of Common Stock and assuming the conversion of the Notes, (i) Highbridge International LLC may be deemed to beneficially own 6.25% of the outstanding shares of Common Stock of the Company and (ii) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own 6.25% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

            (c)     Number of shares as to which such person has:

                    (i)    Sole power to vote or to direct the vote

CUSIP No. 590049102                 13G             Page 7 of 8 Pages

                    (ii)   Shared power to vote or to direct the vote

                           See Item 4(a)

                    (iii)  Sole power to dispose or to direct the disposition of

                           0

                    (iv) Shared power to dispose or to direct the disposition of

                           See Item 4(a)

CUSIP No. 590049102                 13G             Page 8 of 8 Pages


                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 9, 2009

HIGHBRIDGE CAPITAL MANAGEMENT, LLC      HIGHBRIDGE INTERNATIONAL LLC

                                        By: Highbridge Capital Management, LLC
                                            its Trading Manager

By: /s/ John Oliva                      By: /s/ John Oliva
    -----------------------------           -----------------------------
Name: John Oliva                        Name: John Oliva
Title: Managing Director                Title: Managing Director




/s/ Glenn Dubin                         /s/ Henry Swieca
---------------------------------       ---------------------------------
GLENN DUBIN                             HENRY SWIECA